Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 26, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10402
Inflation Hedge Portfolio, Series 51
(the “Trust”)
CIK No. 1941839 File No. 333-267665

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Portfolio

1.       The Staff notes that in a prior filing, we asked that the Trust disclose if it will also be concentrated in stocks of companies within the agriculture sector. The Trust responded that agriculture is not a Global Industry Classification Standard (GICS) sector, so the Trust cannot be concentrated in the “agricultural sector.” However, the Trust confirmed that the “Agriculture” risk is included in the “Principal Risks” section.

As a follow-up, please disclose the industry classification that the Trust uses for agriculture companies that the Trust invests in, as every investment must be considered in an industry. The Staff wants to know if the Trust is concentrated in that industry.

Response:       The Trust notes that while the portfolio has not yet been finalized for the current series, the prior series (FT 10247; Inflation Hedge Portfolio, Series 50; file no. 333-265916) had 12% exposure to agriculture companies that spanned across two GICS agriculture industries. The Trust anticipates the portfolio for the current series will have similar exposure. As such, the Trust confirms that it is not concentrated in agriculture companies or in any agriculture industry. Nevertheless, the Trust will continue to include the “Agriculture” risk since it is discussed in the “Portfolio Selection Process” section.

2.       Please disclose that the securities the Trust invests in are typically considered as a hedge against inflation, if true, or explain why these investments were picked given the Trust’s name.

Response:       The following sentence has been added to the end of the first paragraph of the “Portfolio Selection Process” section:

“Our research analysts believe that the types of securities in which the Trust invests will react favorably to and act as a hedge against inflation.”

3.       If any of the ETFs or ETPs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs.

Response: If the Trust has exposure to any ETFs or ETPs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

4.       Please consider updating the “Brexit Risk” to disclose the recent decline of the British pound if the Trust will have significant investments in U.K. companies.

Response:       In accordance with the Staff’s comment, the “Brexit Risk” has been replaced in its entirety as follows:

“Post-Brexit Risk. The United Kingdom’s official departure from the European Union (commonly referred to as “Brexit”) led to volatility in global financial markets, in particular those of the United Kingdom and across Europe, and the weakening in political, regulatory, consumer, corporate and financial confidence in the United Kingdom and Europe. Given the size and importance of the United Kingdom’s economy, uncertainty or unpredictability about its legal, political and/or economic relationships with Europe has been, and may continue to be, a source of instability and could lead to significant currency fluctuations and other adverse effects on international markets and international trade even under the post-Brexit trade guidelines. The economic fallout of Brexit combined with political turmoil within the office of the prime minister, staggering inflation, stagnant wages and wavering fiscal policies, continue to push the United Kingdom’s economy into a state of crisis. In addition, depreciation of the British pound sterling and/or the euro in relation to the U.S. dollar following Brexit may adversely affect investments denominated in the British pound sterling and/or the euro.

It is not currently possible to determine the extent of the impact that Brexit may have on the Trust’s investments and this uncertainty could negatively impact current and future economic conditions in the United Kingdom and other countries, which could negatively impact the value of the Trust’s investments.”

5.       If the Trust has exposure to any underlying ETFs that invest in floating-rate instruments or bonds that reference LIBOR, please add appropriate risk disclosure.

Response:       In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to floating-rate instruments or bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon